UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Grupo TMM, S.A.B.

 (Name of Issuer)

Nominative Common Shares, without par value

 (Title of Class of Securities)

40051D105
(CUSIP Number)
Susana Lugo
Reforma No. 610
Col. Lomas de Chapultepec
México, D.F. 11000
(525-52) 623-06-10

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Roman A. Bninski Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178

n/a

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) José F. Serrano Segovia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,810,221
	8	SHARED VOTING POWER 561,350
	9	SOLE DISPOSITIVE POWER 5,810,221
	10	SHARED DISPOSITIVE POWER 561,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,371,571
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40051D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ramón Serrano Segovia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,442,158
	8	SHARED VOTING POWER 561,350
	9	SOLE DISPOSITIVE POWER 3,442,158
	10	SHARED DISPOSITIVE POWER 561,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,003,508
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40051D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Servicios Directivos Servia, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 560,850
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 40051D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Promotora Servia, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER 560,850
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER 560,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,350
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

Explanatory Note:

This Amendment No. 6 (this “Sixth Amendment”) updates and supplements the Schedule 13D originally filed in paper format on May 28, 2002, as amended by Amendment No. 1 to Schedule 13D filed on December 29, 2005, Amendment No. 2 to Schedule 13D filed on June 28, 2006, Amendment No. 3 to Schedule 13D filed on July 20, 2006, Amendment No. 4 to Schedule 13D filed on December 21, 2006, and Amendment No. 5 filed on June 26, 2007 (as amended, the “Original Schedule 13D”) relating to the nominative common shares, without par value (the “Common Shares”), of Grupo TMM, S.A.B (formerly Grupo Servia, S.A. de C.V. and Grupo TMM, S.A.), a fixed capital corporation (sociedad anónima bursátil) incorporated under the laws of the United Mexican States (the “Issuer”). This Sixth Amendment is being filed jointly by José F. Serrano Segovia, Ramón Serrano Segovia, Promotora Servia, S.A. de C.V., a Mexican corporation (“Promotora”), and Servicios Directivos Servia, S.A. de C.V., a Mexican corporation (“Servicios”) (collectively, the “Reporting Persons”), to correct previously filed share ownership information and to update information relating to certain litigation involving Common Shares previously owned by the Reporting Persons. Except as set forth below, the Items in the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D.

The Original Schedule 13D is hereby amended as follows:

Item 2. Identity and Background

The information in Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Amendment is filed jointly by José F. Serrano Segovia, Ramón Serrano Segovia, Promotora and Servicios. Promotora is wholly-owned by José F. Serrano Segovia and Ramón Serrano Segovia, and Servicios is 99.99% owned by Promotora.

José F. Serrano Segovia is an executive officer of each of Promotora and Servicios and the Chairman of the Board of Promotora and Ramón Serrano Segovia is an executive officer of each of Promotora and Servicios and the Vice Chairman of the Board of Promotora. Information with respect to the name, business address and present principal occupation or employment of each other executive officer of Promotora and Servicios and each other director of Promotora, and the name and principal place of business and address of any corporation or other organization in which such employment is conducted is set forth on Schedule I attached hereto. Servicios does not have a board of directors.

(b) The business address of José F. Serrano Segovia is Avenida de la Cuspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, D.F. México. The business address of Ramón Serrano Segovia, Promotora and Servicios is Reforma 610, Col. Lomas de Chapultepec, México D.F., C.P. 11000.

(c) José F. Serrano Segovia is the Chairman of the Board and the Chief Executive Officer of the Issuer and Ramón Serrano Segovia is the Vice-Chairman of the Issuer. Each of Promotora and Servicios serves as an investment holding company for José F. Serrano Segovia and Ramón Serrano Segovia.

(d) During the last five years, none of the Reporting Persons, the other executive officers of Promotora and Servicios and the other directors of Promotora has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, the other executive officers of Promotora and Servicios and the other directors of Promotora has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of José F. Serrano Segovia and Ramón Serrano Segovia, each other executive officer of Promotora and Servicios and each other director of Promotora is a citizen of the United Mexican States.

Item 5.  Interest in Securities of the Issuer

The information in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

          (a) - (b) As of June 11, 2008, based on information provided by the Issuer (which disclosed that 56,547,837 Common Shares were outstanding as of June 9, 2009, of which 44,694,390 were held in the form of ADSs of Common Shares), the aggregate number and percentage beneficially owned by all of the Reporting Persons is 9,813,729 (17.3%). As of June 10, 2008, the number and percentage beneficially owned by each Reporting Person are as follows:

                    (i) José F. Serrano Segovia beneficially owns 6,371,571 Common Shares (11.3%). José F. Serrano Segovia has the sole power to vote and dispose of 5,810,221 Common Shares (10.3%), and may also be deemed the beneficial owner of 561,350 Common Shares (1.0%) beneficially owned by Promotora by virtue of his joint control of Promotora with Ramón Serrano Segovia;

                    (ii) Ramón Serrano Segovia beneficially owns 4,003,508 Common Shares (7.1%). Ramón Serrano Segovia has the sole power to vote and dispose of 3,442,158 Common Shares (6.1%). Ramón Serrano Segovia may also be deemed the beneficial owner of 561,350 Common Shares (1.0%) beneficially owned by Promotora by virtue of his joint control of Promotora with José F. Serrano Segovia;

                    (iii) Servicios beneficially owns, and has the sole power to vote and dispose of 560,850 Common Shares (1.0%); and

                    (iv) Promotora beneficially owns 561,350 Common Shares (1.0%), consisting of 560,850 Common Shares which it has the shared power to vote and dispose of by virtue of its ownership of 99.99% of Servicios and 500 Common Shares of which Promotora has the sole power to vote and dispose.

(c)	Not Applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

Argyll has paid a portion of the adjudged sum to Servicios pursuant to the Final Judgment. In addition, Argyll and Servicios had negotiated the execution and delivery to Servicios of various agreements concerning the payment of the remaining balance of the adjudged sum to Servicios and a pledge by Argyll of assets to Servicios, and a first priority lien and security interest in the assets, to secure the payment by Argyll of the adjudged sum to Servicios. The agreements would require Servicios to forbear from exercising certain rights and remedies with respect to the Final Judgment for a limited period of time, subject to various conditions, including any subsequent default by Argyll under the Final Judgment or the agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1.	Agreement relating to the joint filing of this statement on Schedule13D/A dated June 27, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2008

/s/ José F. Serrano Segovia
José F. Serrano Segovia

/s/ Ramón Serrano Segovia
Ramón Serrano Segovia

PROMOTORA SERVIA, S.A. de C.V.

/s/ José F. Serrano Segovia
By: José F. Serrano Segovia
Its: President of the Board and Chief Executive Officer

SERVICIOS DIRECTIVOS SERVIA, S.A de C.V.

/s/ José F. Serrano Segovia
By: José F. Serrano Segovia
Its: President of the Board and Chief Executive Officer